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                                             UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, D.C. 20549

                                  FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                                        Commission File Number 0-17642



                                                    CREATIVE GAMING, INC.

          (Exact name of registrant as specified in its charter)

                                 75 Lincon Highway 27, Iselin, New Jersey 08830
(732) 205-9665
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                           Common Stock, Preferred Stock and
Options
         (Title of each class of securities covered by this Form)

                                                            NONE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


Rule 12g-4(a)(1)(i)                     Rule 12h-3(b)(1)(i)

          Rule 12g-4(a)(1)(ii)                         Rule 12h-3(b)(1)(ii)


Rule 12g-4(a)(2)(i)                     Rule 12h-3(b)(2)(i)

          Rule 12g-4(a)(2)(ii)                         Rule 12h-3(b)(2)(ii)


                              Rule 15d-6

     Approximate number of holders of record as of the certification or notice date: 250

     Pursuant to the requirements of the Securities Exchange Act of 1934(Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


                                             Date: November 6, 1998
          By: /S Peter J. Jegou

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorization person. The name and title of the person signed the form shall be typed or printed under the signature.

SEC 2069 (8-96)